UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AOG Institutional Fund

(Name of Issuer)

AOG Institutional Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

00184C 101

(CUSIP Number of class of securities)

AOG Institutional Fund

c/o Ultimus Fund Solutions, LLC

P.O. Box 541150

Omaha, NE 68154

(877) 600-3573

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

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Martin H. Dozier

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Tel: (404) 881-7000

February 23, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

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Items 1 through 11.

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by AOG Institutional Fund (the “Fund”) on February 23, 2024 relating to the tender offer (the “Offer”) by the Fund to repurchase up to 206,898.657 of its outstanding shares of beneficial interest (the “Shares”), at a price per Share equal to the net asset value per Share (that is, the value of the total assets of the Shares minus the total liabilities, divided by the total number of outstanding Shares) effective as of March 28, 2024 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Repurchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on March 28, 2024.

2.	114,089.024 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

Item 12(b). Filing Fees.

Filing Fee Exhibit.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AOG INSTITUTIONAL FUND

By: /s/ Frederick Baerenz

Name: Frederick Baerenz

Title: Principal Executive Officer

Dated: September 6, 2024

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EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.

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